U.S. Securities and Exchange Commission
                         Washington, DC 20549


                      NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                           KKR FINANCIAL HOLDINGS LLC

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2. Name of the person relying on the exemption:

                        CHANGE TO WIN INVESTMENT GROUP

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3.  Address of the person relying on exemption:

              1900 L STREET, NW, SUITE 900, WASHINGTON, DC   20036

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4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

                             CTW INVESTMENT GROUP

April 21, 2014

Dear KKR Financial Holdings (KFN) shareholder,

As you are likely aware, on December 16, 2013, KKR & Co L.P. ("KKR") and KKR Financial Holdings LLC ("KFN") announced that they had entered into a definitive agreement for KKR to acquire KFN, subject to shareholder approval./i/ THE CtW INVESTMENT GROUP URGES KFN SHAREHOLDERS TO VOTE AGAINST THE TAKEOVER AT THE SPECIAL MEETING OF KFN SHAREHOLDERS ON APRIL 30, 2014.

The KFN board should review the transaction and ensure shareholders have the opportunity to vote on a fair proposal for the following reasons:

  - We believe that this transaction is not in the best interests of KFN shareholders because it grossly undervalues KFN and because the process was fraught with conflicts of interests;
  - If KFN shareholders trade in their shares for KKR common units, they will lose significant rights, protections and influence; and
  - KFN shareholders have already indicated their dissatisfaction with the transaction through extensive and ongoing litigation.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members
o enhance long-term shareholder value through active ownership. These funds have $250 billion in assets under management and are substantial KFN shareholders.

KKR'S CONTROL OVER KFN IS EXTENSIVE AND WELL-KNOWN

KFN is managed and controlled by KKR, a private equity firm well known for its aggressive takeovers, but much less experienced in navigating fiduciary and shareholder rights. KKR established KFN as a REIT in 2004. After KFN hit serious financial trouble, KKR restructured it as a diversified specialty finance company in 2007. This restructuring led to adoption of standard shareholder protections for KFN shareholders. In contrast, KKR itself has avoided providing meaningful shareholder rights to holders of its common units because it is structured as a limited partnership.

KKR's control over KFN is extensive and well-known. KFN operates under a management agreement with KKR that defines its strategy and the scope of its investments. The management agreement renews automatically each year and can only be terminated under limited circumstances, with nearly six months advance notice to KKR and the payment of a termination fee equal to four times the average annual base management and incentives fees from the prior two years./ii/ KKR's tight control is also evident in the opacity of KFN's asset base, which is largely made up of illiquid securities valued through internal modeling systems.

KKR has described how it will benefit from the takeover of KFN, including through an increased capital base to support KKR's investment management strategies, increased diversification of KKR's balance sheet and an increase of future KKR distributions./iii/ As described below, KKR took advantage of its controlling relationship to define the terms of its proposed takeover, shortchanging shareholders in the process.

KFN'S CAPTIVE BOARD IS BEHOLDEN TO KKR MANAGEMENT

A number of KFN's twelve board members are insiders or have relationships that raise questions about their independence in recommending this transaction./iv/ Even within the six-director transaction committee created to evaluate the KKR offers, a number of these directors arguably have conflicts of interest and close ties to KKR/v/. This deal's low valuation and lackluster negotiation process further demonstrate that KFN's directors failed to discharge their fiduciary duties and adequately negotiate on behalf of KFN's public shareholders.

           1900 L Street, NW, Suite 900 Washington, DC   20036
                              202-721-6060
                      www.ctwinvestment group.com
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This transaction is also facing a more robust legal challenge than is typical.
According to Cornerstone Research, the KFN/ KKR transaction ranks among the top five most litigated deals of 2013 (by number of lawsuits)./vi/ The lawsuits allege that the board of directors breached its duties to KFN shareholders in approving the deal because it conducted a flawed sales process that failed to maximize shareholder value. These actions are said to constitute a breach of the fiduciary duty of loyalty that the directors owed to KFN shareholders.

The lawsuits also allege that the KFN board failed to conduct a sufficiently competitive sale, that restrictive deal protections discouraged additional bids, and that there were substantial conflicts of interest tainting the negotiations. Several Delaware cases have been consolidated into one case, In re KKR Financial Holdings LLC Shareholder Litigation, which seeks an entire fairness hearing./vii/

THE TRANSACTION GROSSLY UNDERVALUES KFN

KKR is using its controlling relationship to take over KFN at a deep discount to its intrinsic value. The deal placed the value of KFN stock at $12.79 per share, for a total value of $2.6 billion. While this is a 35% premium to KFN's closing price as of the announcement date, in fact KFN's share price that day was the lowest it had been in the previous twelve months and KKR's share price was at its highest.

Advisors to KFN and KKR provided information that further demonstrates the reported premium was artificial and inflated. According to a report to KFN's board by Sandler O'Neil, the deal would have represented a negative premium if the valuation had been based on 52-week volume-weighted average price (VWAP) figures for each company's share prices./viii/ Additionally, in a report to the KKR board, Goldman Sachs reported the adjusted book value of KFN to be $11.09, more than 20% higher than the stock traded just before the deal announcement. While the KFN board had at its disposal these alternate figures, it relied on information that was skewed and representative of short-term share price rather than the actual value of the company.

THE NEGOTIATION PROCESS WAS CONFLICTED AND COMPROMISED

The KFN board of directors appears to have made no effort to pursue alternatives or solicit competing bids. And any competing bidders would have faced extremely high barriers in the form of extensive deal protections and hundreds of millions of dollars in fees.

The board's decision to forgo an auction process is a cause for concern because shareholders have little assurance that the offer price reflects the true, fair value of the company's assets.

The deal protection provisions are also preclusive. The combined break-up fee and management termination fee represent approximately 9.6% of the total consideration, which is unusually high, presenting a serious disincentive to any competing offers.

Additionally, the purchase agreement contains no appraisal rights for KFN shareholders and no price collar provision that would have ensured that drops in KKR's price did not affect the value that KFN shareholders would receive. The decline in the price of KKR shares from announcement to the close of business on April 9, 2014 has decreased the value of the implied consideration to $11.84. This is an 8% decrease from the value stated on the day the deal was announced.

MERGER WOULD ELIMINATE VOTING RIGHTS AND FIDUCIARY DUTY

Following completion of the takeover, KFN shareholders would have a minority interest in a limited partnership, which carries fewer shareholder rights and protections than the current holdings in KFN. According to KKR's registration filing, "holders have only limited voting rights relating to certain matters and, therefore, will have limited or no ability to influence management's decisions."/ix/ KKR shareholders do not elect KKR's board of directors.

KKR's partnership agreement sharply limits duties now owed to KFN shareholders, including fiduciary duties./x/ Shareholders will not have any recourse available to them to challenge breaches of duty or conflict of interests. If

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KFN shareholders trade in their shares for KKR common units, they will be left with an inferior and very limited set of rights as investors.

KFN SHAREHOLDERS DESERVE A BETTER DEAL

KFN shareholders should have the opportunity to participate in the upside potential clearly present in KFN's asset base and investment strategy, but the current transaction deprives them of this opportunity by undervaluing their holdings and exchanging it for inferior securities.

We believe the Board is acting as an agent of KKR rather than its own shareholders. Absent a better deal, shareholders should be able to retain their KFN stock, which may have a strong potential for growth, based on its diverse, counter-cyclical business model, and its role as an originator of collateral loan obligations ("CLOs") and a holder of subordinated tranches in a rising interest rate environment./xi/

Given these facts, and that KFN shareholders have already indicated their dissatisfaction with the transaction through extensive and ongoing litigation, the KFN board should review the transaction and ensure shareholders have the opportunity to vote on a fair proposal. As such, we urge KFN shareholders to vote against the takeover at the special meeting of KFN shareholders on April 30, 2014.

Sincerely,

/s/

Dieter Waizenegger
Executive Director, CtW Investment Group

____________________

/i/   Form 8-K, KFN, Dec. 16, 2013.
/ii/  Form 10-K, KFN, Feb. 27, 2014.
/iii/ KKR Form 425, Feb. 14, 2014.
/iv/ The board considers directors Hazen and Nuttall to be insiders, as is CEO Farr. (Mr. Hazen is on the board of Accel-KKR and is a "senior adviser to KKR.") In addition, directors Collins, Hubbard, Kari, Licht and McAneny were all placed on the KFN board while KKR controlled the Company prior to the spinoff in 2007. Directors Kari and Licht were also long-time Wells Fargo executives during the periods when director Hazen was Wells' President, CEO and Chairman.
/v/   Six directors sat on the transaction committee, namely, directors
Collins, Edwards, Finigan, Kari, McAneny, and Ryles. As discussed in the prior footnote, we question the independence of four of them.
/vi/  http://www.cornerstone.com/getattachment/73882c85-ea7b-4b3c-a75f-
40830eab34b6/Shareholder-Litigation-Involving-Mergers-and-Acqui.aspx
/vii/ In re KKR Financial Holdings LLC Shareholder Litigation, filed February 21, 2014.
/viii/ Sandler O'Neill + Partners LLP, Presentation Regarding Project WILDCATS, Dec. 10, 2013, available at https://www.sec.gov/Archives/edgar/data/1386926/ 000110465914011100/a14-5721_1ex99dc11.htm.
/ix/ KKR Form S-3, February 28, 2014. Pg 14. http://ir.kkr.com/kkr_ir/ secfiling.cfm?filingID=1047469-14-1599&CIK=1404912
/x/   KKR Form S-3, February 28, 2014. Pgs 5-7. http://ir.kkr.com/kkr_ir/
secfiling.cfm?filingID=1047469-14-1599&CIK=1404912
/xi/  Wells Fargo Equity Research (Oct. 24, 2013).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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[This letter was an attachment to the following tweet:}

(CtWIG logo)  CtW Investment Group@CtWinvGrp 2h
              CtW Investmenbt Group calls on investors to oppose KKR's acquisition of affiliate, KFN - see our letter ow.ly/vZudC
























         This is not a solicitation of authority to vote your proxy. Do not send us your proxy card as it will not be accepted.